Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


For the month of December, 2000


                     Euro Tech Holdings Company Limited
         -------------------------------------------------------
              (Translation of registrant's name into English)


       18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
       -------------------------------------------------------------
                   (Address of Principal executive offices)


	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [   ]      No [  X ]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-

Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 2



Item 5.	Other Events
---------------------

        On December 6, 2000, Euro Tech Holdings Company Limited (the "Registrant") issued a press release announcing its Board of Directors had authorized a stock buyback program. The press release is attached as an exhibit and is incorporated by reference herein.


Item 7.	Financial Statements and Exhibits
-----------------------------------------

	Exhibit - Press Release dated December 6, 2000.




                               SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     EURO TECH HOLDINGS COMPANY LIMITED
                                     (Registrant)




Dated:  December 6, 2000             By:       /s/ T.C. Leung
                                        ------------------------------------
                                        T.C. Leung, Chief Executive
                                        Officer and Chairman of the Board

Exhibit - EuroTech - 6K - December 2000



Euro Tech Holdings Announces Stock Buyback

HONG KONG, December 6,/PRNewswire/--Euro Tech Holdings Company Limited (Nasdaq: CLWT: CLWTW) ("Euro Tech") today announced that its Board of Directors has approved a program to repurchase up to 125,000 shares of its issued and outstanding stock by December 31, 2001. This gives Euro Tech the ability to purchase the stock in the open market or through negotiated or block transactions from time to time based on market and business conditions over the next 12 months. "The Board has a high degree of confidence in Euro Tech's future and believes that this expectation is not reflected in the current stock price which is also much lower than our net asset value on a per share basis," stated T.C. Leung, Chairman and CEO of Euro Tech. "Purchasing our shares allows us to demonstrate this confidence and we believe it is an appropriate investment of Euro Tech's excess cash. We believe that we will have cash on hand after the repurchase for our day-to-day business operations and planned projects."

	Certain statements in this news release regarding Euro Tech's expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and Euro Tech can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having Euro Tech's offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with Euro Tech's own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel and the timely deployment of resources.

/CONTACT: T.C. Leung, Chairman and CEO, or Jerry Wong, CFO,
+852-2814-0311, or fax, +852-2873-4887, both of Euro Tech
Holdings/